[PATTON BOGGS LETTERHEAD]
March 28, 2006
BY EDGAR AND OVERNIGHT COURIER
Ms. Melissa Duru
U.S. Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549

Re:	PYR Energy Corporation
Preliminary Proxy Statement on Schedule 14A filed March 17, 2006
File No. 001-15511
Dear Ms. Duru:
     On behalf of PYR Energy Corporation (the “Company”), this letter responds to the Staff’s comments given to us by you during a telephone conversation on March 27, 2006 concerning the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on March 17, 2006, with information provided to us by the Company. For your convenience, a description of the Staff’s comment is presented below in italics and the Company’s response follows the comment. An amendment to the Proxy Statement is being filed simultaneously with this letter, and a marked copy of the amendment is enclosed for your reference.
Proposal 3: Proposal to ratify the sale as part of the October 2005 private placement of 20,000 shares of common stock to a trust controlled by Kenneth R. Berry, Jr., our Vice President of Land and 50,000 shares of common stock to an entity controlled by Mr. Berry.
Comment: The Staff has indicated that the Company should supplement its disclosure regarding Proposal 3 in two respects, as follows:
(1) The Company should describe the total discount received by the trust and the entity controlled by Mr. Berry on the shares purchased by them in the private placement, based on the market price of the common stock on the date on which the shares were purchased; and
(2) The Company should describe the Audit Committee’s standards, if any, with respect to making decisions regarding related party transactions, and if none, the Company should describe the factors the Audit Committee used in making its determination to approve the transactions involving Mr. Berry in the private placement.
     RESPONSE: The disclosure in the Proxy Statement relating to Proposal 3 has been revised to reflect your comments. The changed portions are marked on the filed copy of the Proxy Statement and we have enclosed a marked copy of the Proxy Statement with this letter.
     In addition, in accordance with the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All information in this letter is based on information provided by the Company. If any member of the Staff has comments or questions, please call Alan Talesnick at (303) 894-6378 or Donna Bloomer at (303) 894-6157.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	D. Scott Singdahlsen
PYR Energy Corporation